UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

/s/ Ron Erratt

Ronald Lea Erratt
Company Secretary
Date 29 March, 2006

ASX & MEDIA RELEASE
29 MARCH 2006

APPOINTMENT OF NEW GOVERNOR CREATES BOARD VACANCY AT MARSHALL EDWARDS, INC.

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

Sydney: March 29, 2006 - Following the appointment of current MEI Director Professor David de Kretser AO as the next Governor of the Australian state of Victoria, a vacancy has been created on the board of Marshall Edwards Inc. which is to be filled by Professor Bryan Williams.

Professor Williams is the Director of the Monash Institute of Medical Research in Melbourne, Australia succeeding Professor de Kretser. Prior to his appointments to the Monash Institute, New Zealand born Professor Williams enjoyed a distinguished international career as a cancer researcher in the basic and preclinical area.

Positions held in recent years included a professorial chair at Case Western Reserve University, Cleveland, Ohio and adjunct professorships at Cleveland State University, and at Kent State University also both in Ohio, USA. Immediately before coming to Melbourne, Professor Williams was Chairman of the Department of Cancer Biology, Lerner Research Institute, The Cleveland Clinic Foundation, Cleveland, Ohio, one of the leading cancer clinics in the US.

Welcoming Professor Williams to the board, Marshall Edwards’ Chief Executive Officer, Mr Christopher Naughton, said his particular expertise and experience would assist with progressing the development of phenoxodiol, Marshall Edwards’ lead anti-cancer compound.

Professor Williams joins the MEI board of directors which includes Professor Graham Kelly (Chairman), Mr Naughton (CEO), Professor Paul Nestel AO, and Messrs Philip Johnston and Stephen Breckenridge.

Directors of Marshall Edwards congratulated Professor de Kretser on his appointment as Governor and wished him well in his position which they said was public recognition of his judgment, his illustrious career, his active and ongoing management and involvement in medical research and his advocacy across a broad range of biotechnology.

Incorporated in the US State of Delaware, Marshall Edwards Inc. is 87 percent owned by ASX and NASDAQ listed pharmaceutical company, Novogen Limited from which it licences phenoxodiol, and its shares are traded in the US on NASDAQ (Code: MSHL). More information on phenoxodiol and on the company can be found at www.marshalledwardsInc com and www.novogen.com

ISSUED FOR        : NOVOGEN LIMITED
LISTINGS         : ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION      : CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY     : WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157